Exhibit (a)(1)(B)

[Comverse Technology, Inc. Logo]

Offer To Amend Eligible Options

Important Information Concerning Certain of Your Comverse Stock Options

To	[NAME]
From	Comverse Technology, Inc.
Subject	Important Information Concerning Certain of Your Comverse Stock Options
Date	November 19, 2008

Comverse Technology, Inc. (“Comverse”) is in the process of (i) restating its historical financial statements required to reflect the results of the completed investigations by a special committee of Comverse’s Board of Directors (the “Special Committee”) and (ii) an ongoing evaluation of its application of U.S. Generally Accepted Accounting Principles (“GAAP”) in connection with the recognition of revenue and other items relating to completion of pending audits of Comverse’s financial statements. As a result, Comverse did not file its Annual Reports on Form 10-K for the fiscal years ended January 31, 2006, January 31, 2007 and January 31, 2008 and its Quarterly Reports for the fiscal quarters ended April 30, 2006, July 31, 2006, October 31, 2006, April 30, 2007, July 31, 2007, October 31, 2007, April 30, 2008 and July 31, 2008. In addition, Comverse previously announced that its prior financial statements and any related reports of its independent registered public accounting firm should no longer be relied upon.

On November 19, 2008, Comverse sent you a communication, advising you that certain options you hold have been determined to have been granted at a “discounted” exercise price for accounting purposes (i.e., the exercise price is less than the fair market value of the stock on the date of the grant for accounting purposes). As a result, a portion of the affected option grants that you hold could be subject to adverse tax consequences.

We also advised you that Comverse intended to offer certain current and former employees who are subject to federal income tax in the United States and who hold these “discounted” options the opportunity to “cure” them by allowing them to amend these “discounted” options to change the exercise price per share of such options. If you elect to amend your options in connection with this Offer, you will be entitled to receive Amended Options (as defined below) with exercise prices equal to the lesser of the fair market value per share of the underlying Comverse common stock on (a) the Eligible Option’s measurement date that was determined for accounting purposes, or (b) the expiration date of the Offer (such lesser amount being referred to as the “New Exercise Price”). If the New Exercise Price is higher than the original exercise price of an Eligible Portion of your Eligible Option that is amended pursuant to the Offer (each, an “Amended Option”), you will also receive with respect to each such Amended Option a cash payment equal to the difference between the increased New Exercise Price of the Amended Option and the original exercise price of each Eligible Portion of your Eligible Option multiplied by the total number of shares (including unvested shares) subject to the Eligible Portion, less applicable tax withholding (the “Cash Payment”). In compliance with the applicable provisions of Section 409A, the Cash Payments, if any, will be made promptly following the Expiration Time but not before January 1, 2009. If any Cash Payment is required to be made under the terms of the Offer, we intend to extend the Expiration Time of the Offer to 5:30 p.m., Eastern Time, on December 31, 2008 and pay such Cash Payment promptly after the expiration of the Offer as required under applicable securities laws. However, in compliance with the applicable provisions of Section 409A, no Cash Payment will be made before January 1, 2009. The current guidance does not allow us to make the Cash Payments in the same calendar year in which the Eligible Options are amended. If the New Exercise Price is lower than the original exercise price of an Eligible Portion of your Eligible Option, you will not be entitled to receive any Cash Payment.

The option amendment program is being conducted by means of a tender offer by which you can elect to amend your eligible option grant(s) so that the affected option grant can be “cured” (to the extent possible under the currently available guidance from the Internal Revenue Service). In other words, your amended option grant(s) should no longer be subject to adverse tax treatment based on the discount recognized for accounting purposes.

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However, you should note that the application of Section 409A (and any state tax laws of similar effect) to the Eligible Portion(s) of the Eligible Options, as amended pursuant to this Offer, is not entirely free from doubt, and we make no representations as to the effect of this Offer on the application Section 409A and similar state taxes. See Section 12 of the Offer to Amend, “Material U.S. Federal Income Tax Consequences.”

The Offer to Amend Eligible Options, which was filed today with the Securities and Exchange Commission, is provided herewith. This document contains specific details about the tender offer, including Frequently Asked Questions, which we encourage you to carefully review. Additionally, provided herewith is a personalized Election Form which describes the details of your affected option grant(s).

[Active URL Link to Offer to Amend Eligible Options

Personalized Election Form Link:

Active URL Link to Personalized Election Form*]

IMPORTANT: Whether or not you intend to participate in the tender offer, we urge you to complete and sign; and then submit an executed copy of your personalized Election Form to D.F. King & Co., Inc., the Tender Agent for the tender offer, by hand delivery, mail, overnight delivery, facsimile or email prior to 5:30 p.m., Eastern Time, on December 18, 2008 (or a later time if the offer is extended).

Finally, Comverse will be holding audio informational sessions on December 1, 2008 at 10:00 a.m., Eastern Time, and December 4, 2008 at 7:00 a.m., Eastern Time, to:

•	Help explain the potentially adverse tax impact of Section 409A; and
•	Explain how Comverse is offering to address the situation and the choices you will need to make.

The presentation which will be discussed at each of the informational sessions is provided herewith.

[Active URL Link to Presentation*]

Please plan to attend one of the audio informational sessions. You may access the audio informational sessions at the following number:

Toll-Free (U.S. & Canada): 1-800-214-0694

International: 1-719-955-1425

Conference ID: 461548

If you believe you have not received the necessary documentation in connection with the tender offer, or if you have any questions about the documentation you have received, please contact D.F. King & Co., Inc., the Information Agent for the tender offer.

Participation in the tender offer is voluntary, but may enable you to eliminate or minimize the potentially adverse personal tax consequences you may otherwise incur with respect to your affected stock option grant under Section 409A and similar state tax laws. We strongly recommend that you consult with your personal financial, tax and legal advisors to determine the tax consequences of electing or declining to participate in the tender offer.

The Tender Agent for the Offer is:

D.F. King & Co., Inc.

_________________________

*  Provided only in communications sent to Eligible Optionees via email

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By Hand, Mail or Overnight Delivery: D.F. King & Co., Inc. Attn: Mark Fahey 48 Wall Street, 22nd Floor New York, New York 10005	By E-mail: comverse@dfking.com By Facsimile: (212) 809-8838 To Confirm Receipt Please Call: (212) 493-6996

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

22nd Floor

New York, NY 10005

Inside the United States, Please Call:(800) 290-6427

Outside the United States, Please Call Collect: (212) 269-5550

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